Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of October 31, 2016

FUND FACTS

Inception Date:	5/26/2004
Total Fund Assets:	$30.6 million
Total Firm Assets:	$ 3.9 billion
Symbol:	MERVX
CUSIP:	589512102

As of the end of October, the Fund returned -0.28% for the month, 1.34% YTD, and 4.70% annualized since inception.

PERFORMANCE

as of Month-End: October 31, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.09%	1.34%	0.98%	0.84%	1.84%	4.70%
BofA Merrill Lynch 3-month T-Bill	0.09%	0.27%	0.31%	0.12%	0.11%	1.34%
Barclays Aggregate Bond Index	-0.93%	5.00%	4.40%	3.49%	2.91%	4.63%
S&P 500 Index	-1.67%	5.87%	4.51%	8.84%	13.57%	7.51%

as of Quarter-End: September 30, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.76%	1.62%	2.59%	1.18%	2.33%	4.76%
BofA Merrill Lynch 3-month T-Bill	0.10%	0.24%	0.27%	0.12%	0.10%	1.35%
Barclays Aggregate Bond Index	0.46%	5.81%	5.22%	4.03%	3.09%	4.72%
S&P 500 Index	3.85%	7.84%	15.43%	11.16%	16.37%	7.72%

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 22, 2016 Prospectus, the Fund's total annual operating expense ratio was 2.60%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2017 only with approval of the Board of Trustees), total annual operating expenses were 1.82%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

HISTORICAL PERFORMANCE SINCE INCEPTION

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2016	-0.96%	0.29%	1.54%	-0.95%	1.34%	-0.38%	0.38%	0.19%	0.19%	-0.28%			1.34%
2015	-0.18%	1.66%	-0.09%	0.09%	0.45%	-1.17%	-0.18%	-1.10%	-1.30%	1.31%	-0.46%	0.11%	-0.90%
2014	-0.55%	1.10%	0.09%	0.45%	1.00%	0.81%	-0.53%	0.89%	-1.33%	-1.17%	0.45%	0.18%	1.37%
2013	-0.57%	0.19%	0.67%	0.28%	0.09%	-0.28%	1.04%	0.09%	0.84%	0.74%	0.09%	0.63%	3.88%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

STATISTICAL ANALYSIS

	Standard Deviation	Sharpe Ratio	Beta	Correlation	Maximum Drawdown	Months to Recover
The Merger Fund VL	4.61%	1.02	0.19	0.34	-7.22%	4
BofA Merrill Lynch 3-month T-Bill	0.54%	2.44	0.00	0.01	-0.01%	1
Barclays Aggregate Bond Index	3.15%	1.45	0.01	0.00	-3.82%	2
S&P 500 Index	14.05%	0.59	1.00	1.00	-50.95%	37









Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of October 31, 2016

MONTHLY PORTFOLIO COMPOSITION

Position Summary

Top five positions as % of net assets:	21.13%
Average position size:	1.14%
Number of long positions[1]:	64
Number of short positions[1]:	22
% Invested:	72.82%
Short positions as a % of net assets:	17.86%

[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).

Regional Exposure

0.28%
0.19%
3.36%
6.11%
90.05%
United States
Europe ex-U.K.
North America offshore
United Kingdom
Japan

By Deal Terms

4.38%
0.23%
6.92%
23.48%
40.25%
24.74%
Cash
Cash & Stock
Stock and Stub
Stock with Fixed Exchange Ratio
Undetermined*
Stock with Flexible Exchange Ratio (Collar)

Sector Breakdown

30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
26.03%
22.46%
14.64%
14.24%
5.47%
4.83%
4.68%
4.43%
3.22%
Information Tech.
Consumer Disc.
Financials
Materials
Consumer Staples
Industrials
Health Care
Energy
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Must be preceded or accompanied by a current prospectus or summary prospectus.
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **The BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.